May 5, 2026

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corp
3513 Brighton Blvd
Suite 410
Denver, CO 80216

        Re: SeaStar Medical Holding Corp
            Registration Statement on Form S-1
            Filed April 28, 2026
            File No. 333-295384
Dear Eric Schlorff:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Josh Erekson